EXHIBIT A

Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA 90025

January 30, 2008

VIA FACSIMILE

Board of Directors

Transmeta Corporation

2540 Mission College Blvd.

Santa Clara, CA 95054

Gentleman:

Riley Investment Management, LLC on behalf of affiliated investment funds, hereby informs you of our interest in seeking to acquire all of the outstanding shares of common stock of Transmeta Corporation not already owned by us or our affiliates, for $15.50 per share in cash. This proposal represents both a premium of approximately 21% over the closing price on January 29, 2008 as well as a premium of approximately 19% over the average closing price of the common stock for the 30 trading days preceding this proposal. RIM believes that the $15.50 per share price would provide liquidity to existing investors and return value to existing investors that RIM believes would be wasted if management proceeds with its current strategy.

As previously communicated RIM has deep concerns over the strategic direction of the company and the stewardship provided by both management and the Board at this critical juncture. In particular, management’s plan to commit capital to further the development of LongRun2 without providing credible evidence of how shareholders will benefit from the expected $20 million plus in operating expenses per annum stands in stark contrast to RIM’s steadfast belief that shareholders will be best rewarded, and value most appropriately realized, through an immediate elimination of operating expenses, monetization of intellectual property, and timely distribution of the Issuer’s cash. The precedent established by recent bonus payments and option grants is clear evidence of why management would oppose this strategy.

Further to the above point, RIM was disappointed that the Board did not convey any meaningful sense of fiduciary responsibility to concerns that we have communicated in its past 13-D filings. To cite but one blatant example of the Board’s dismissive behavior, at a January 15, 2008 Board of Directors meeting, in which Mr. Bryant Riley was given ten minutes to participate by telephone, Mr. Riley was informed that his telephonic participation would be electronically recorded. More troubling, the Board did nothing to assure the company’s largest investor that his valid concerns and productive recommendations were acknowledged and would be taken into consideration.

Because the Board and management have not addressed our valid concerns, RIM believes that its proposal would provide the best alternative for the company and its shareholders. Moreover, because of mounting concerns with the recent bonus payments and option grants, RIM is filing a shareholder derivative lawsuit against members of the Board and company management. The Company has refused to provide any of the information we requested in our January 14, 2008 books and records demand.

Our proposal is conditioned upon, among other things, completion of satisfactory due diligence and the negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements). Because our proposal would be primarily self-financed, our proposal is not conditioned on financing. This letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. We have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such definitive agreements executed by the parties.

Your prompt consideration of this proposal is requested. Accordingly, we presently intend to withdraw this proposal if we do not receive a favorable response from you by February 8, 2008.

Sincerely,

Riley Investment Management LLC

By:	/s/ Bryant Riley
Bryant Riley, Managing Member